FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF
                            SECURITIES
                    OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                     1st Internet Group, Inc.
          (Name of Small Business Issuer in its charter)


Florida                                  65-0890599
(State or other jurisdiction of         (I.R.S. employer
incorporation or organization)          identification
                                            number)


5883 Lake Worth Road, Lake Worth, Florida         33463
(Address of principal executive offices)        (Zip Code)

Issuer's Telephone Number:      (561) 642-2811

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:  n/a

Name of exchange on which each class is to be registered:  n/a

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $.01 per share

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                        TABLE OF CONTENTS

                                                  Page No.

Part I
     Item 1.  Description of Business                3
     Item 2.  Management's Discussion and Analysis   11
     Item 3.  Description of Property                20
     Item 4.  Security Ownership of Certain
              Beneficial Owners and Management       21
     Item 5.  Directors, Executive Officers,
              Promoters and Control Persons          22
     Item 6.  Executive Compensation                 23
     Item 7.  Certain Relationships and Related
              Transactions                           24
     Item 8.  Description of Securities              25

Part II
     Item 1.  Market for Common Equity and Related
              Stockholder Matters                    25
     Item 2.  Legal Proceedings                      26
     Item 3.  Changes In and Disagreements with
              Accountants                            26
     Item 4.  Recent Sales of Unregistered
              Securities                             26
     Item 5.  Indemnification of Directors and
              Officers                               26

Part F/S                                             27

          Part III
     Item 1.  Index to Exhibits                      28
     Item 2.  Description of Exhibits                28

Signatures                                           28

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                              PART I

ITEM 1.  DESCRIPTION OF BUSINESS

General
-------

     1st Internet Group, Inc. ("1st Internet" or "Company" or "Registrant") was formed on November 23, 1998 as a Florida corporation. On February 25, 1999, the Company became a holding company by acquiring all of the outstanding stock of three operating companies: 1st Discount Brokerage, Inc. ("Brokerage"), 1st Discount Insurance, Inc. ("Insurance"), and Corporate Accounting Group, Inc. ("Accounting"). All three subsidiaries are Florida corporations. Brokerage was incorporated under the name Discount Institutional Brokerage, Inc. on June 14, 1995. On June 25, 1995, Discount Institutional Brokerage, Inc. changed its name to Fidelity Discount Investments, Inc. On August 4, 1995, Fidelity Discount Investments, Inc. changed its name to the present name of 1st Discount Brokerage, Inc. Insurance was incorporated on January 3, 1996 and Accounting was incorporated on January 22, 1991.

     Brokerage is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"). Brokerage is currently licensed in 45 states and is pending registration in all others; however, the temporary delay may cause a backlog of clientele waiting for the ability to trade over the Internet. Brokerage provides retail discount securities brokerage and related investment/portfolio management counseling services. Brokerage makes extensive use of a variety of electronic media, including the Internet, to service individual investors throughout the United States and internationally. Brokerage has an international office located in Munich, Germany.

     Insurance provides annuity and life insurance products to complement and augment the needs of brokerage and non-brokerage clientele.

     Accounting is an accounting and tax preparation company servicing the needs of brokerage and insurance clientele.

Brokerage
---------

     Historically, investors could access the financial markets only through full-commission brokers, who would offer investment advice and execute trades. The deregulation of brokerage commissions in 1975 engendered discount brokerage firms. The recent emergence of electronic brokerage services further reduces the costs associated with the human interaction required by full-commission and discount brokerage firms.

     In 1996, the SEC adopted rules which brought about sweeping changes in the structure of the over-the-counter market known as the Order Handling Rules, which permitted the creation and operation of electronic communication networks ("ECNs"). ECNs are open broadcasting systems that allow anyone with a connection to the network to see all the bids and offers posted into the system for any NASDAQ traded security. The Order Handling Rules require market makers to display

                                3
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certain limit orders in their quotations or to send those orders to an ECN for display. This regulatory environment coupled with the increased availability of information to investors on a real-time basis, advances in the Internet, and networking and communications technologies have created investing opportunities for online brokerage services.

Brokerage Products and Services
===============================

     Brokerage makes extensive use of a variety of electronic media, including the Internet, in order to service individual investors throughout the United States and internationally. Brokerage is able to execute securities transactions efficiently at a relatively low cost and therefore offer discount commission rates among the lowest in the industry. Brokerage provides execution services for stocks, mutual funds, options and bonds through these means. In addition, Brokerage provides market data and research services to its customers through "Reuter's Reality Online." Brokerage customers can access bid and ask prices, charts, research and other information for any listed or NASDAQ traded stock.

     Brokerage's services are based on proprietary transaction-enabling technologies and are designed to serve the needs of self-directed investors. Active self-directed investors execute more trades per day than any other category of investors and require timely information and quick order execution to effectuate their trading strategies. Brokerage's services include fully automated stock, option and mutual fund order processing via personal computer or touch-tone telephone, as well as through traditional registered representatives. Customers are able to track their online investment portfolio and access financial market news and information. All records are maintained on one centralized system, so that customers have access to current account information regardless of which medium they use.

     While the market is currently demonstrating rapid account growth in the near future, it is unlikely to continue indefinitely. Management expects that this factor will eventually put pressure on customer acquisition costs, retention efforts, and pricing. In addition, the expansions of full service financial firms to the Internet pose a serious market threat to the smaller independent firms. Firms with a broad base of revenue will be at a definite competitive advantage on both advertising and pricing fronts.

     Management intends to use the Internet to expand business through many facets. First, it improves client/broker relations by increasing the efficiency of trading. Second, the Internet provides convenience for a new base of clientele looking to use the Web as the sole vehicle for trade. Finally, the web-site offers a strategic marketing tool for business expansion and name recognition.

     Trading, administrative and technical support services for all levels of online service are among Brokerage's highest priorities. Brokerage believes that providing an effective customer service team is critical to success. Live customer support is available 10 hours a day from 8:00am to 6:00pm Eastern time, Monday through Friday. Brokerage currently employs 7 registered representatives to execute customer orders, research past trades, discuss account information and provide detailed technical support. Brokerage does not hold any funds or securities of its clients, nor does it directly

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execute and process either its own or its customers' securities transactions. Since December 1998, Brokerage has cleared all transactions for its customers on a fully-disclosed basis through U.S. Clearing Corporation.

Online Trading Industry Overview
================================

     Online trading is the fastest growing segment of the brokerage industry and is expected to continue to grow significantly. In a report dated March 11, 1999, Forrester Research, Inc., an independent research firm, estimated that during 1998 the number of North American households investing online nearly doubled, reaching just under 2.4 million by the start of 1999. They also estimate that the number of investors will increase to 4.3 million by the end of 2000. The year-end estimate was surpassed in April of 1999. In addition, recent predictions foretell the Internet will account for 60% of commissioned discount brokerage trading, approximately $2.2 billion, by the year 2001. In 1996, Internet commissions accounted for only 15% of the market, or $268 million dollars.

     "Online brokerage services have proven to be the killer app in electronic commerce and a key driver for financial services firms," said Nicole Vanderbilt, Director of Digital Commerce, Jupiter Communications. Jupiter, a new media research firm that focuses on how the Internet and other technologies are changing traditional consumer industries, estimates that online trading households will reach 31 percent of the personal investing market by the year 2002.

     Brokerage's network comprises a series of servers, routing
and Internet   networking equipment, workstations, software
support clusters and firewall management systems. Any computer that can connect to the Internet can connect to Brokerage's system.

     Once an account is opened, the customer downloads proprietary software and is given a unique user name and password. The customer then logs onto the system and is connected to an order server. The order server accepts buy/sell or sell short messages from the customer and qualifies the order for review. Once an order is qualified, it is sent to the exchange of the customer's choice and messages are sent to update the database. The update offers the customer real-time quotes on entered transactions, daily account and margin positions. All transactions for the day are processed for delivery to the clearing firm.

Key Market Drivers
==================

     Management believes that the success of the online trading industry will be driven by five factors: a reduction in trading friction (described below), the exponential growth of the World Wide Web, the increase in consumer comfort with electronic commerce, a recent shift in discount brokerage channels, and rising investor participation and autonomy.

o There have traditionally been a number of factors that have made investing difficult for individual consumers. This friction has historically been created by high commission costs, lack of information, and investors' inability to control their investment decisions. The online channel reduces these frictions by using cost effective pricing strategies, a high-speed information channel and individual autonomy.

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

o The continued growth of the World Wide Web has been overwhelmingly positive. International Data Corp predicts that by 2001 there will be 227.7 million WEB subscribers.
     In addition to the growth in usage, people are spending on average 245 minutes online a month. This implies that there is going to be a significant customer base for online brokerage corporations as more consumers come online and view the Internet as an increasingly important tool.

o Increasing consumer comfort with electronic commerce has developed a convenient marketplace for commercial trade and business transactions. Piper Jaffray Equity Research estimates that there has been a sharp rise in consumer purchases from 19% in May of 1997 to 40% in May of 1998. Moreover, 40% of WEB users seek investment information on the WEB, while only 15% actually make a purchase. As people gain a stronger sense of security for their investments, management believes that the consumer purchasing trend will transcend into the online investment industry.

o As evidenced by the recent experiences of many traditional discount brokerages like Schwab and Waterhouse, the Internet is a very attractive new service to offer existing customers. The Internet's tremendous convenience, low cost, and wealth of research information naturally provides an arena for discount brokerage customers.

o The increase in investment autonomy displayed in the rise of IRAs, 401Ks, and employee stock ownership plans, combined with a strong market, have made significant contributions to the interest and participation of individuals in the market. In particular, the 401K plans have forced investors to actively overview their personal retirement funds. In addition, the strong market makes an influential appeal for stock-options as employment compensation.

     Management believes that these five trends will create an environment where success begets success, resulting in greater activity.

Internet Trading Misconceptions
===============================

     Management believes that the combination of industry-wide advertising and the lack of individual-investment knowledge have created a trend to promote "get rich quick" schemes. This has undermined the volatility and unpredictability of the market and has started to replace it with a false sense of market anticipation. Investors who are uninformed about recent market movements and biases can be at great financial risk. In addition, the lack of personal communication between Brokerage and clientele yield a missed opportunity to dispel the online trading myths. While management attempts to correct this industry-wide dilemma by offering answers to frequently asked questions at our web-site, it is relatively impossible to personalize service and amply respond to all customer difficulties.

     Moreover, the notion of an instantaneous trade via the Internet is flawed as well. When any trade is placed over the Internet, it must be routed to Brokerage's server, the broker then places the order and it is subsequently routed to a clearing firm. During peak trading hours, it is customary for multiple trades to be placed and therefore delay the transaction process. Currently, Brokerage makes

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every effort to place trades as quickly as possible after receipt of the order. However, Brokerage cannot guarantee that every trade will be placed at the exact moment the client places the order. Brokerage's current Internet transaction period is averaging less than 30 seconds to complete a trade. Management is continuing to develop and utilize new strategies to make the process more efficient.

     Internet investors who trade on margin and do not have a comprehensive knowledge of its procedures are an added risk to Brokerage. If the asset an investor purchases depreciates or a margin call is placed, uninformed investors who have lost capital are a potential liability to the reputation of the firm. While Brokerage assumes the investors who trade on margin understand the process, management is working to revise its web-site to better explain the regulations and risks involved.

     Additionally, the possibility of opening a trading venue to daytime gamblers has become a plausible concern for Brokerage. While management stresses a comprehensive screening process to attempt to alleviate this situation, the get rich quick schemes as mentioned above promote this arena. We will continue to improve our application process, and work with our clients to ensure they are aware of their fiscal predicaments.

     In addition to the above, many firms are facing misconception issues with clients regarding the availability of initial public offerings (IPOs). Brokerage does not offer IPOs to it clients and therefore is not faced with this additional risk.

Governmental Regulation
=======================

     The securities industry is subject to extensive regulation under federal and state law. The SEC is the federal agency responsible for administering the federal securities laws. In general, broker-dealers are required to register with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Brokerage is a broker-dealer registered with the SEC. Under the Exchange Act, every registered broker-dealer that does business with the public is required to be a member of and is subject to the rules of the NASD. The NASD has established Conduct Rules for all securities transactions among broker-dealers and private investors, trading rules for the over-the-counter markets, and operational rules for its member firms. The NASD conducts examinations of member firms, investigates possible violations of the federal securities laws and its own rules, and conducts disciplinary proceedings involving member firms and associated individuals. The NASD administers qualification testing for all securities principals and registered representatives for its own account and on behalf of the state securities authorities.

     Brokerage is also subject to regulation under state law. An amendment to the federal securities laws prohibits the states from imposing substantive requirements on broker-dealers which exceed those imposed under federal law. However, the recent amendment does not preclude the states from imposing registration requirements on broker-dealers that operate within their jurisdiction or from sanctioning these broker-dealers for engaging in misconduct.

                                7
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Internet Regulation
===================

     Due to the increasing popularity of the Internet, various regulatory authorities are considering laws and/or regulations with respect to online services covering issues such as user privacy, pricing, content copyrights, and quality of services. In addition, the growth and development of the market for online commerce may prompt more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. Furthermore, the applicability of existing laws to the Internet and other online services in various jurisdictions is uncertain. Finally, as the Company's services are available over the Internet in multiple states and foreign countries, these jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in each such state and foreign country. New legislation or the application of laws and regulations from jurisdictions to Brokerage or online services could harm our business.

Competitive Assessment
======================

     Brokerage competes against full-commission and discount brokerage firms, as well as against financial institutions, mutual fund sponsors and other organizations, many of which are significantly larger than Brokerage. Among such competitors are E*Trade Group Inc., Charles Schwab & Co. Inc., Quick & Reilly Inc., Waterhouse Securities Inc., Fidelity Brokerage Services Inc., and Datek Securities Corporation. Management believes that such success will continue to attract additional competitors such as banks, insurance companies, providers of online financial and information services, and others as they expand their product lines.

     The market for electronic brokerage services is intensely competitive, rapidly changing and has few barriers to entry.
Brokerage can compete on the basis of speed and accuracy of order execution, processing and confirmation, quality of client service, ease of use, amount and timeliness of information provided and price and reliability of trading systems.

     Brokerage differentiates itself from its competitors in three core areas:

          Value - Brokerage's mission is to bring full financial services, which includes traditional and online brokerage services, to clients. To accomplish this, Brokerage focuses on providing value added, long-term, professional common sense personal financial planning by using all of the Company's resources, which include tax preparation, general accounting and insurance services to augment the brokerage services.

          Customer Service - simply put, the customer comes first. Brokerage's commitment to fairness is the cornerstones of its foundation and structure. Furthermore, Brokerage's expectations are to exceed customers' objectives 24 hours a day, 7 days a week. This policy stands at the forefront of the Company's daily activities.

          Quality Personnel - The Company has developed a proprietary 1st STEP(trademark) program that provides the inexperienced investor with an interpersonal tutorial to the financial marketplace. Each financial consultant goes through a rigorous training program for one year. Obtaining securities and insurance licensing is mandated for all financial consultants. Subsequent training in securities fundamentals, financial planning, selling, marketing and

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     administrative activities further distinguishes Brokerage's professionals. 1ST STEP(trademark) establishes trust and confidence in the financial consultant/client relationship separating Brokerage's professionals from their counterparts and peers.

Aggregation Strategy
====================

     Along with internal, external, domestic, and international expansion, Brokerage expects to achieve growth through individual and cooperative alliances. More importantly, management of the Company expects that accretive acquisitions will be pursued vigorously to acquire large blocks of incremental market share. This aggregation strategy, along with new branch office openings, will permit significant economies of scale to further enhance net profitability.

     Brokerage's strategy to expand into international markets (the Munich office opened in July 1998) stems from the ability to provide international customers access to U.S. financial market data and to offer electronic execution services for foreign markets.

Marketing and Sales Plan
========================

     The Company plans to employ aggressive marketing initiatives to bring greater brand name recognition to its products and services. These initiatives may include large promotional expenditures on television, newspaper, and Internet portal entry points.

Dependence on Three Major Customers
===================================

     Brokerage receives approximately 82% of its gross commission from three institutional clients in Germany. These clients accounted for $1,755,431 of the total gross commission collected by Brokerage in the first and second quarters.

Accounting
----------

Our Business
============

     Accounting primarily provides bookkeeping and tax preparation services to small businesses and individual clients. Management recognizes that clients desire a certainty about their financial planning stratagem. Management believes that the financial relationship between Brokerage, Accounting and Insurance gives us a competitive edge by offering a complete financial services experience. The Company provides clients with an opportunity to invest in brokerage-related services and insurance policies.

     In addition, management believes that bookkeeping is an under-appreciated sector of the market. The Internet has revolutionized the communication process by providing an efficient and secure method for the transfer of documentation. We believe that this will facilitate the bookkeeping industry as people search for a convenient method to report transactions.

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Market and Strategic Overview
=============================

     The Company believes that most Americans require tax preparation services. Segmented firms have historically supplied different financial sectors, but the Company believes that the current trend toward multi-service firms will enable Accounting to attract more clients for its full range of services.

     Management of Accounting also believes that as people continue to look for more convenient and efficient ways to transfer documentation, the Internet provides a secure highway for the movement of this information. Moreover, the power of e-mail promotes the infrastructure of the Web, eliminating the meticulous nature of copying paperwork. Coupling these factors, we believe people will begin to seek record keeping services over the Internet. This industry is very early in its development and we expect it to grow as convenience becomes even more of a commodity.

Key Market Drivers
==================

     The primary market driver for accounting is its stable claim in the financial service industry. As more planning becomes eminent in the development of individual financial futures, the tax preparation and bookkeeping sectors will continue to grow. The accounting industry functions around this premise and relies solely upon it. As people look to the Internet as the future commercial tool, management believes there will be a growing demand for Internet bookkeeping and preparation services.

Competitive Assessment
======================

     The income tax preparation and financial planning services industry is highly competitive. Accounting's competitors include companies specializing in income tax preparation as well as companies that provide general financial services. Many of these competitors, which include H + R Block Inc., HD Vest Inc., Jackson Hewitt Tax Service Inc. and Triple Check Income Tax Service Inc. in the tax preparation field and many well-known brokerage firms in the financial services field, have significantly greater financial and other resources than the Company.

     The Company believes that the primary elements of competition are convenience, quality of service and price. Based on management's experience and the Company's success to date, we believe that we can effectively compete in this market with respect to these factors.

Insurance
---------

Our Business
============

     Insurance was formed to complement the full range of financial services offered by the Company and its subsidiaries. The agents, insurance brokers, sell life, health and annuity policies for insurance firms and are paid a commission by the policy provider for the sale. There are no financial liabilities as Insurance is an agent for policy providers and not a full-service insurance firm. Insurance has a relatively insignificant role in the daily operations of the Company and its financial condition. The commissions on insurance sales account for approximately .5% of the Company's total revenues.

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Market and Strategic Overview
=============================

     The insurance sector of the financial services industry has consistently been a stable fiscal element. While Insurance is an agent for alternative policy providers, it prides itself on ensuring clients the best possible and most reasonable solution for their personal financial needs. Long term investment plans, financial security, and financial relief in the case of emergencies and financial mishaps define the insurance sector. Almost all American families seek to have a modicum of insurance to provide a solid backbone for their individual financial goals and alternative investment opportunities.

     Insurance believes by coupling the services of Brokerage and Accounting with Insurance, it has a competitive advantage by offering a full financial service experience that caters to the needs of the individual. Management believes that Insurance will continue to grow as the Company promotes the idea of a "one-stop" solution for personal financial services.

Item 2.  Management's Discussion and Analysis

     This registration statement includes, without limitation, certain statements containing the words "believes", "anticipates", "estimates", "could", "plans to", and "predicts" and words of a similar nature, which constitute "forward-looking statements" within the meaning of the Private
Securities Litigation Reform Act of 1995. This Act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward looking and provide meaningful, cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact made in this Form 10-SB are forward-looking. In particular, the statements herein regarding the Company's expansion plans and methods; the stabilization of business and its affect on revenues and expenses; the length of time the proceeds from the Company's stock offering and cash flow from operations will fund its planned operations; the effect that any possible change in the Net Capital Rule could have on the operations of the Company; the complete effect to the Company's operations if heavy stress is placed on the Company's computer systems or those of third parties on which it relies, the effect of name recognition associated with the Internet if Internet usage and online trading slow down; the complete effect on the business if the trading market experiences an unforeseen change; the effects on the operations of the Company if the Company experiences any sort of trouble with its clearing firm(s); the effects on the operations of the Company if the Company were to lose the services of any of its officers or directors or a conflict among employees arose; the readiness of the Company for the change to the Year 2000 and the readiness of third party's on whom the Company relies; the effect a breach in customer security could have; the effect on the operations of the Company if it is unable to adapt to changing technology; the accomplishment of advertising goals for the Accounting subsidiary; the consistency of the bookkeeping and accounting industries and its effect on the revenue and expenses of the Accounting subsidiary; the role bookkeeping has in the success of a financial firm and the growth the industry will face if and when expanded to the Internet; the percentage of operating revenue to be generated by personal and corporate accounting services; the effect on the Accounting subsidiary's operations if businesses and individuals rely more and more on do it yourself software and services; the effect a possible flat tax rate could have on the Accounting subsidiary's operations; and the effect a possible misinterpretation of new policies or lack of awareness could have on operation are forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. The Company's actual results may differ significantly from management's expectations.

Introduction
------------

     The Company is a holding company with three operating subsidiaries: 1st Discount Brokerage, Inc., 1st Discount
Insurance, Inc., and Corporate Accounting Group, Inc.

     Brokerage is a broker-dealer registered with the SEC, the NASD and 45 continental states. Brokerage has pending registration in the remaining states. Brokerage provides retail discount securities brokerage and related investment/portfolio management counseling services. Brokerage makes extensive use of a variety of electronic media, including the Internet, to service individual investors throughout the United States and internationally.

     Insurance provides annuity, life, and health insurance products to complement and augment the needs of brokerage and non-brokerage clientele.

     Accounting is an accounting and tax preparation service company providing these services to individuals and businesses while complementing the needs of Brokerage's and Insurance's clientele.

     In addition to continuing the existing marketing strategy for the three entities, the Company also plans to expand its business and operations by transferring current clientele to the Internet, expanding marketing strategies, and purchasing Internet market share from existing competitive online brokers and accounting clients from existing bookkeeping and tax preparation firms.

Brokerage - Year-to-Year Comparison
-----------------------------------

First & Second Quarters 1999
============================

     Brokerage's revenue for the first and second fiscal quarters of 1999 was $2,155,278, an increase of 777% over the first and second quarters during the 1998 fiscal year. Brokerage's comparative revenue during that period was $245,866. Brokerage as of March 31, 1999 had already surpassed the revenue grossed during all of the year-end 1998. Significant growth and marketing strategies have acted as the impetus for Brokerage's expansion. Brokerage's revenue accounted for 95% of the Company's total revenues during the first and second fiscal quarters of 1999.

     In addition to the significant growth in revenue, expenses have also increased as Brokerage has grown. Expenses during the first and second fiscal quarters of 1999 were $1,936,290 compared to $244,509 during the first and second quarters of fiscal year 1998.

     Brokerage's overall growth has been the primary impetus for net income to rise to $123,072 during the first and second quarters of 1999 as compared to net income of $12,651 in the same fiscal period during the year 1998.

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

Year-End 1998
=============

     Brokerage's total revenue for the year ending December 31, 1998 was $1,069,021, a 69% increase over the reported revenues of $634,259 for the year ending December 31, 1997. Total revenue increased primarily as a result of an additional $626,087 in commission.

     The expansion of Brokerage yielded an increase in commission revenue. Brokerage has expanded to take on more institutional clientele and hire new financial consultants. In addition, the opening of a branch office in Germany expanded Brokerage to include foreign investors in U.S. securities and services. Finally, the expansion of Brokerage to include the Internet as a new source for clientele and financial services coupled with consistent technological upgrades has influenced trading revenue and growth.

     Although revenues have significantly increased with the expansion of the business, so have the expenses. Total expenses rose 98% from $545,990 for the year ending December 31, 1997 to $1,078,514 year ending December 31, 1998. Clearing and execution fees rose 96% from $42,464 in year ending December 31, 1997 to $83,420 in year ending December 31, 1998. In addition, the commissions, salaries, and benefits expense rose from $337,399 in year ending December 31, 1997 to $887,972 in year ending December 31, 1998, a change of 163%. Administrative and occupancy fees have risen to $81,775 in year ending December 31, 1998 from $29,927 during the previous year, a change of 173%.

     In the past year, Brokerage has expanded its offices to facilitate the increase in clientele and employment growth. This has been the primary cause for the increase in administrative and occupancy expenses. Moreover, the increases in general purchases (i.e., paperwork, computer software & hardware and technical instrumentation) have been another facet of the increase in cost. The trading and execution expenses have risen due to an expansion of clientele and customer investment. Finally, the expenses associated with employment have risen as a result of the hiring of new financial consultants and administrative employees.

     Net income for the year ending December 31, 1998 was $(7,191), while in the year ending December 31, 1997, it was $88,269. The change in operating income yielded a net decrease in cash of $(119,366), finalizing the year-end cash and cash equivalents at a value of $121,698 for the year ending December 31, 1998. In general, Brokerage's net income decreased due to an increase in operating expenses resulting from business expansion and future planning. Management of Brokerage predicts that as the business stabilizes over the next few years, coupled with a consistent growth rate, revenues will advance while expenses will become uniform.

Liquidity
=========

     Since inception through April, 1999 the Company has financed its operations through earnings, capital infusions by the principal shareholder and sales of common stock. In April of 1999, the Company raised $998,000 through the sale of common stock. Cash and cash equivalents at December 31, 1998 were $121,698 as compared to $241,064 at December 31, 1997. The ratio of current assets to current liabilities was almost 1.6 to 1 at December 31, 1998, compared to 8.4 to 1 at December 31, 1997.

     Pursuant to the SEC's net capital rule, Brokerage is currently required to maintain net capital of $50,000 and a ratio of aggregate indebtedness to net capital (the "net capital ratio") not to exceed 15 to 1. As of December 31, 1998, Brokerage's net capital ratio was 1.08 to 1. SEC rules also prohibit "equity capital" (which, pursuant to the net capital rule includes the subordinated loans) from being withdrawn or cash dividends from being paid if Brokerage's net capital ratio exceeds 10 to 1 or if it has less than the minimum required net capital.

     Net cash provided by operating activities was $(82,020) at year-end December 31, 1998 and $124,458 at year-end December 31, 1997. The decrease in cash flow was primarily a result of an increase in commission receivable from $(10,255) at year-end December 31, 1997 to $(225,237) at year-end December 31, 1998.

     Net cash used in investing activities was $26,701 during year-end December 31, 1998 and $(58,114) during year-end December
31, 1997. Net cash used in investing activities was primarily a result of purchasing additional computer systems, office equipment and leasehold improvements.

     Net cash provided by financing activities was $(64,047) in Year-end December 31, 1998 and $(16,254) in year-end December 31,
1997. The decrease in cash flows from financing activities was a result of capital contributions and distributions.

     Based on currently proposed plans and assumptions relating to the implementation of the Company's business plan, management believes that the proceeds from its stock offering, combined with cash flow from operations, will enable it to fund its planned operations through the first quarter of 2001.

Net Capital Rule
================

     As a registered broker-dealer and member of the NASD, Brokerage is subject to the Net Capital Rule. The Net Capital Rule, which specifies minimum net capital requirements for registered brokers-dealers, is designed to measure the general financial integrity and liquidity of a broker-dealer and requires that at least a minimum part of its assets be kept in relatively liquid form. In general, net capital is defined as net worth (assets minus liabilities), plus qualifying subordinated borrowings and certain discretionary liabilities, and less certain mandatory deductions that result from excluding assets that are not readily convertible into cash and from conservatively valuing certain other assets. Among these deductions are adjustments, which reflect the possibility of a decline in the market value of an asset prior to disposition.

     Failure to maintain the required net capital may subject a firm to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD and other regulatory bodies and ultimately could require the firm's liquidation. The Net Capital Rule prohibits payments of dividends, redemption of stock, the prepayment of subordinated indebtedness and the making of any unsecured advance or loan to a shareholder, employee or affiliate, if the payment would reduce the firm's net capital below a certain level.

     The Net Capital Rule also provides that if the sum of the net capital withdrawals during a 30-day period exceeds 30% of the excess net capital, and the SEC concludes that the capital withdrawal may be detrimental to the financial integrity of the broker-dealer, the SEC may restrict any withdrawal of equity capital, or unsecured loans or advances to shareholders. In addition, the Net Capital Rule provides that the total outstanding principal amount of a broker-dealer's indebtedness under certain subordination agreements, the proceeds of which are included in its net capital, may not exceed 70% of the sum of the outstanding principal amount of all subordinated indebtedness included in net capital, par or stated value of capital stock, paid in capital in excess of par, retained earnings and other capital accounts for a period in excess of 90 days.

     A change in the Net Capital Rule, the imposition of new rules or any unusually large charge against net capital could limit Brokerage's operations that require the intensive use of capital, such as the financing of client account balances, and also could restrict its ability to pay dividends, repay debt and repurchase shares of its outstanding stock. A significant operating loss or any unusually large charge against net capital could adversely affect its ability to expand or even maintain its present levels of business, which could harm business.

Possible Harms to Financial Condition
=====================================

     Brokerage relies heavily on various electronic mediums. Brokerage receives trade orders using the Internet and telephone. In addition, all trade orders are processed through U.S. Clearing Corp. (the "Clearing Firm"). This method of trading is primarily dependent on the consistency of the electronic systems supporting them. Heavy stress placed on these systems during peak trading times could cause Brokerage's systems to operate at unacceptably low speeds or malfunction. Any significant degradation or failure of Brokerage's computer and communication systems, those of the Clearing Firm, or any other systems in the trading process (e.g., online service providers, record keeping and data processing functions performed by third parties, and third-party software such as Internet browsers) could pose a threat to the timeliness of financial transactions. These delays could cause a moderate loss for Brokerage's clientele and could subject Brokerage to claims from clients for possible losses, including litigation claiming fraud or negligence. Management is in the process of creating operating redundancies in Brokerage's systems and regularly conducting backups to protect against system failures. These systems and/or safeguards may not be sufficient in all circumstances.

     The uncertainty associated with the acceptance of the Internet as an effective commercial tool could prove to be weary in the future. As a majority of Brokerage's advertising and new basis for clientele is based on the Internet, the potential loss of certainty in the Internet for consumers may draw individuals back to the primary use of a full-service brokerage firm. Although Brokerage offers a majority of financial services, name recognition without the use of the Internet could be detrimental to the expansion of the Company.

     The market itself can create a possible harm for the firm if an unforeseen change is drastic. An untimely shift in interest rates, inflation, unemployment, or any immediate scare or threat to consumer independence and monetary gain could prove to act as an impetus for investor withdrawal. A lack of faith in the market and its ability to grow, or a reduction in consumer spending could reduce individual investment, therefore reducing capital within the corporation.

     The reliability of the clearing firm is another facet of the transaction process that could be detrimental to the Company in the future. The possibility of misplaced trades, incomplete registration, and inconsistent account transfers due to Brokerage's recent change in clearing firms could all prove to have an effect on the short-term liquidity of the corporation. In addition, there is no way to determine how current clientele will react to the delay in trading of their portfolios. This inconsistency could transcend into a loss of customer/broker relations that could harm the Company.

     The Company's success depends heavily on the work of William Corley, Chief Executive Officer, P. Jason Ling, Chief Financial Officer, Michael Graham, Chief Operating Officer, and Thomas Doll and Michael Fisher, Branch Managers. The loss of services of any of these employees could have an impact on the financial condition of the company. The replacement of these individuals could be a long and meticulous process that would delay daily services for an extended period of time.

     The plausibility of employee misconduct, while difficult to predict, is a considerable threat to the Company's growth and expansion. Currently, the corporation employs a small number of staff members in comparison to a majority of corporations. As a result, the compliance and work ethic of each individual is crucial to the day-to-day operations of the Company. A conflict could compromise the working environment and disrupt the definitive roles of each individual. The misguided use of confidential information or the possibility of an intentionally misplaced trade could compromise the integrity of the Company's operations.

     Because the Company depends to a very substantial degree upon the proper functioning of its computer systems, a failure of its systems to be Year 2000 compliant could harm its business. Failure of this kind could, for example, cause settlement of trades to fail, lead to incomplete or inaccurate accounting, recording, or processing of trades in securities, currencies, commodities, and other assets, result in a generation of erroneous results, or give rise to uncertainty about our exposure to trading risks and our need for liquidity. If not remedied, potential risks include business interruption or shutdown, financial loss, regulatory actions, harm to our reputation, and legal liability.

     In addition, the Company depends upon the proper functioning of third-party computer and non-information technology systems. These parties include trading counter parties, financial intermediaries such as stock and commodities exchanges, depositories, clearing agencies, clearing houses, and commercial banks and vendors such as providers of telecommunication services and other utilities. If third parties with whom we interact have Year 2000 problems that are not remedied, the following problems could result:

     o in the case of vendors, a disruption of important services upon which we depend, such as telecommunications and electrical power failure;

     o in the case of third-party data providers, the receipt of inaccurate or out-of-date information that could impair our ability to perform critical data functions;

     o in the case of financial intermediaries such as exchanges and clearing agents, failed trade settlements could cause an inability to trade in certain markets and a disruption of funding flows;

     o in the case of banks and other lenders, the disruption of capital flows could potentially result in liquidity stress.

     Disruption or suspension of activity in the world's financial markets is also possible. Uncertainty about the success of remediation efforts generally may cause many market participants to reduce the level of their market activities temporarily as they assess the effectiveness of these efforts during a "phase-in" period beginning in late 1999. This in turn could result in a general reduction in trading and other market activities (and lost revenues) as well as reduced funding availability in late 1999 and early 2000. We cannot predict the impact that any reduction would have on our business.

     The market for electronic brokerage services over the Internet is infantile in its stage and rapid in its development. The compilation of technological change, client requirements, frequent services, product enhancements and introductions, and emerging industry standards give way to evolving marketing and financial costs. The maturation of this financial arena can render current technologies and services obsolete and unmarketable. Our future success depends, in part, on our ability to develop and use new technologies, adapt and respond to future changes in technology, and enhance our existing services. As a result of the financial aspect of the industry there is no guarantee that we can continue to pursue new opportunities or compete with the financial firms that have already claimed a definitive monetary stake within the industry.

     Customer security is another essential aspect of Internet trading. The growing information age of the Internet has opened a new arena for white-collar crime. Clients rely on the security of their financial condition as a high priority. A compromise of this magnitude could jeopardize the relationship of the client and firm and progress into more complicated issues with retention of customers and disclaimers. Security compromises could have an effect on the entire market and its potential to grow, which could harm our business.

Accounting - Year-to-Year Comparison
------------------------------------

First & Second Quarters 1999
============================

     Accounting's revenue during the first and second fiscal quarters of 1999 was $107,494, a 13.2% gain in comparison to the first and second quarters of fiscal year 1998, where such revenues were $94,968. General expansion and growth attributed to the increase in revenue.

     In addition to the growth in revenue, expenses have also increased as Accounting has grown. Expenses during the first and second fiscal quarters 1999 were $99,458, compared to $78,712, during the first and second quarters of fiscal year 1998.

Year-End 1998
=============

     Accounting's total revenue year ending December 31, 1998 was $151,565, a 22% decrease from the reported revenues for the year ending December 31, 1997, a value of $194,170. Total revenue decreased primarily due to a shift in business focus from tax preparation to the more stable, but less lucrative bookkeeping industry.

     The nature of the accounting industry has yielded a constant source of revenue over the past year. There have been no major changes in clientele or staff members. Our general revenue line-by-line depends heavily on our bookkeeping and personal and corporate tax revenue sectors.

    Although revenues have decreased over the past two years, expenses in proportion to revenue have also decreased. Selling, general and administrative expenses during the year ending December 31, 1997 were $187,340 or 96.5% of the year's revenues. However, during the year ending December 31, 1998 expenses were $127,890 or 84.4% of the year's total revenues. This decrease in expenses resulted in a profit in the year ending December 31, 1998 of $21,310 compared to a profit of $504 in the year ending December 31, 1997, a net increase of $20,806 or 4132%. Advertising has proportionally been one of the largest expenses the company has endured during the past two years, totaling approximately $35,000. We believe that we have accomplished our advertising goals and the expense is expected to decrease. In addition, the shared expenses between the subsidiaries have diminished variable individual expenses including, but not limited to, rent (although the comparison between the line by line rent expense has increased, proportional to square footage as a measure of office space, the expense decreased), administrative fixed costs, and general operating expenses. As a result, we believe that the consistency of the bookkeeping and accounting industries will continue to provide a stable source for corporate revenue while diminishing the general expenses an independent company would ordinarily bear.

Liquidity
=========

     The nature of the accounting industry has yielded a constant source of revenue over the past year. There have been no major changes in clientele or staff members. Recently, we have hired additional employees to assist with bookkeeping responsibilities and the upcoming fiscal period. Our general revenue depends heavily on our bookkeeping and personal and corporate tax revenue sectors.

     Bookkeeping during the year-end December 31, 1998 grossed $59,185 in revenues, approximately 39.1% of the total revenue for Accounting. We believe that this is one of the most essential components of a successful financial firm and we also believe that there is a tremendous opportunity for company growth as this industry is expanded to the Internet.

     Personal and Corporate accounting services grossed $73,535 during the year-end December 31, 1998, or 48.6% of the total revenue. This is the primary function of the firm so it is expected that the operating revenue be generated in the majority by this sector.

Seasonality
===========

     Accounting's tax preparation business is conducted predominantly in the months of February, March and April, when most individuals prepare their federal, state and local income tax returns. The corporation hires no additional seasonal employees and conducts 65% of its monetary business in these months.

Possible Harms to Financial Condition
=====================================

     We rely heavily on the traditional accounting methods as a major source of revenue. We conduct business traditionally in independent sessions with clients. As technology is changing rapidly the notion of online tax services is spreading throughout the industry. This could pose a potential harm to our business as individuals begin to complete their taxes with self-sustaining and teaching programs and send them via the Internet.

     The current trend towards a flat tax rate has prompted a scare within the accounting arena. The market depends completely on tax preparation and the registration processes. The elimination of the current filing system for a more convenient and cost effective method could pose serious implications for the market for accounting services and could harm our business.

     The constant changes in the accounting standards and policies of the filing process give way to a plethora of possible harms. The misinterpretation of new policies, the absence of awareness for change of existing policies and policy negligence could compromise the integrity of the corporation. We depend heavily on our reputation as our customers provide a solid clientele base for our other financial services. In addition, policy malpractice could lead to lawsuits regarding negligence or jeopardize customer/accountant relations.

Insurance
---------

First & Second Quarters 1999
============================

     Insurance's revenues for the first and second fiscal quarters of 1999 were $6,032, a decrease of $680 over the same fiscal period for the year-end 1998.

     However, Insurance's expenses were significantly reduced.
During the first and second quarters of fiscal year 1999, expenses were $3,726 a decrease of $43.5% in comparison to the same period during 1998, in which expenses were $6,591.

     In conjunction with the other financial services offered by the Company, Insurance plays an insignificant role in the financial condition of the daily operations, accounting for approximately .5% of the first and second quarter revenues.

Year-End 1998
=============

     Insurance's revenue for the year ending December 31, 1998 was $24,612, which accounted for 2% of the Company's total revenue. This was a 27.2% decrease in revenue from the Company's Insurance sector compared to the year ending December 31, 1997, in which reported revenue was $33,799 or approximately 4% of the Company's total revenue. The comparison details that Insurance plays an immaterial role in the fiscal operations conducted by the three subsidiaries. In addition, the decrease in revenue is a result of the Company's change in business focus from insurance brokerage to securities brokerage.

     Selling, general and administrative expenses decreased from $33,546 in the year ending December 31, 1997 to $16,798 in the year ending December 31, 1998. This was a 50% decrease between the two years. Insurance accounted for 4.4% of the Company's total expenses in the year ended December 31, 1997 and 1.4% for the year ended December 31, 1998.

Year 2000 Readiness
-------------------

     With the new millennium approaching, many institutions around the world are reviewing and modifying their computer systems to ensure that they are Year 2000 compliant. The issue, in general terms, is that many existing computer systems and microprocessors with data functions (including those in non-information technology equipment and systems) use only two digits to identify a year in the date field with the assumption that the first two digits of the year are always "19." Consequently, on January 1, 2000, computers that are not Year 2000 compliant may read the year as 1900. Systems that calculate, compare, or sort using the incorrect date may malfunction.

     The Company has conducted a multitude of Year 2000 compliance tests to ensure Company readiness and software compatibility. To date, the Company has spent $5,951 on Year 2000 compliance software and hardware and has budgeted an additional $25,000 for possible expenses during this period. While management believes the Company is in a firm position to cope with the transition, clientele are still skeptical with the readiness of the market itself. While the SEC has recently guaranteed a successful industry-wide Year 2000 compliance test of computer systems and readiness, management continues to monitor and review the issue. SEC Chairman Arthur Levitt stated that in a recent test more then 97% of the 260,000 expected results were successfully completed. Only four Year 2000 compliance errors were noted. In addition, management of the Company is completing a second test of the systems' Year 2000 compliance performance and will continue to modify or replace current software that may be vulnerable to the Year 2000 shift.

ITEM 3.  DESCRIPTION OF PROPERTY

     The Company leases office space in the Lake Worth/Greenacres area of West Palm Beach, Florida. The address of the office is 5883 Lake Worth Rd., Lake Worth, Florida 33463. The Company also leases one office in Munich, Germany. The lease agreement in Lake Worth is for two suites totaling 3,080 sq. feet. The lease agreement was amended in May, 1999 with the addition of the second suite. There will not be a charge for the second suite during the first year, and the annual base rent will be $15,400.

In the second year, the annual rent will increase to $32,340.
There will be an annual rental increase of $1,540 during the third and fourth years.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth certain information as of July 15, 1999, with respect to the beneficial ownership of the common stock by each officer and director of the Company, each person (or group of persons whose shares are required to be aggregated) known to the Company to be the beneficial owner of more than five percent (5%) of the common stock, and all such directors and executive officers of the Company as a group. Unless otherwise noted, the persons named below have sole voting and investment power with respect to the shares shown as beneficially owned by them.

Title of    Name and Address       Amount & Nature     Percent of
Class       of Beneficial Owner    of Beneficial Owner  Class
---------------------------------------------------------------

Common    William H. & Rosa Corley<F1>  3,004,000<F2>    51.1%
          5883 Lake Worth Road
          Lake Worth, FL 33463

Common    Thomas Doll<F1>               1,140,000<F2>    19.4%
          5883 Lake Worth Road
          Lake Worth, FL 33463

Common    Michael J. Graham<F1>         540,000<F2>      9.2%
          6271 Barton Creek Ct.
          Lake Worth, FL 33463

Common    Philip Jason Ling<F1>         115,000<F2><F4>  2.0%
          7385 Nautica Way
          Lake Worth, FL  33467

Common    Michael Fisher<F1>            1,000<F2><F5>    <F3>
          2301 S. Congress #322
          Boyton Beach, FL 33426

<F1> An officer and/or director of the Company.
<F2> These shares are restricted.
<F3> Less than one percent.
<F4> Additionally, options to purchase 150,000 shares of common stock at $1.00 per share vesting 20%/year were granted on July 1, 1999.
<F5> Additionally, options to purchase 200,000 shares of common stock at $1.00 per share vesting 20%/year were granted on July 1, 1999.

CHANGES IN CONTROL

     The Company has no arrangements which might result in a change in control of the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS

     The following table sets forth the directors and executive officers of the Company, their ages, and all positions with the Company.

Name                       Age     Positions
---------------------------------------------------------------

William H. Corley, Jr.     37      Chief Executive Officer,
                                   President and Director
Philip Jason Ling          31      Chief Financial Officer and
                                   Director
Michael James Graham       33      Chief Operating Officer,
                                   Vice President and Director
Michael Raymond Cornell
Fisher                     36      Director

Thomas Doll                33      Director

     William H. Corley, Jr. is the founder, Chief Executive Officer, President and a director of the Company. He started his career with Bankers Life and Casualty, a Chicago-based life insurance company, and obtained the Series 218 life and health license. Later, he obtained the Series 7 license for dealing in registered securities, and the Series 63 license permitting transactions in all 50 states. In 1986, Mr. Corley became president and chief executive officer of Corley Financial Services, a full service brokerage firm with membership in the National Association of Securities Dealers. He also obtained the Series 24 general securities principal license which permits management of other licensed stockbrokers, the Series 27 license as a financial and operations principal which permits filing of financial statements for a brokerage firm, and the Series 53 license as a municipal bonds principal.

     In 1989, Mr. Corley relocated to New York City as a vice president for Global America on Wall Street. Soon afterward, he was promoted to senior vice president. When the firm ceased operations, he accepted a position with J.W. Charles Financial Services in Boca Raton with a mandate to develop a European equity and bond institutional division. The new activity ultimately centered on the banking community in Switzerland, plus other major financial centers of Europe. Four years later, in January of 1993, Mr. Corley joined Merrill Lynch as a Vice President. As in prior assignments with other companies, he built up a significant business and earned the President's Club Award.

     Mr. Corley earned a bachelor of science degree in Business
Administration from Palm Beach Atlantic College, a Master of Arts from Louisiana Baptist University, and is listed in the Who's Who in the South-Southeastern United States.

     Philip Jason Ling is a founder of the Company, and is Chief Financial Officer and a director. Mr. Ling earned his bachelor of science in accounting from Fisher School of Accounting at the University of Florida in 1993. He became licensed as a certified public accountant by the state of Florida in 1996. From 1993 to 1996, Mr. Ling worked for Securities Consultants International LLC, a national securities/brokerage consulting firm. In 1996, he formed zum Tobel & Ling, LLP, a certified public accounting and consulting firm focusing on the securities industry. In 1998, he formed P. Jason Ling, CPA, P.A., a certified public accounting and consulting firm, once again focusing on the securities industry.

     Michael James Graham, is Chief Operating Officer and a director of the Company. Mr. Graham started his career as an accountant 12 years ago. He worked for DeRosa & DeRosa for three years, from 1987 to 1990, as a public accountant in New York. He is founder and has been president of Corporate Accounting Group, Inc., a subsidiary of the Company, since 1991. Mr. Graham also serves as the financial operations principal and a registered representative of 1st Discount Brokerage, Inc., a subsidiary of the Company. He earned a bachelor of arts degree in accounting from Stockton State College.

     Michael Raymond Cornell Fisher is a director of the Company. Mr. Fisher is a founder and executive vice president of 1st Discount Insurance, Inc., a subsidiary of the Company, and also serves as a general securities principal and registered representative of 1st Discount Brokerage, Inc., a subsidiary of the Company. He earned his bachelor of science degree in education from Palm Beach Atlantic College, where he currently serves on the board of directors, and a master of arts in education from Southwestern Baptist Theological Seminary. Mr. Fisher served in the ministry for seven years. In January of 1996, he joined First Discount Brokerage.

     Thomas Doll is a director of the Company. He serves as a registered representative and branch manager of the Company's subsidiary, 1st Discount Brokerage, Inc.'s Munich, Germany office. He has been the branch manager since 1997. From 1992 to 1997, Mr. Doll was an assistant office manager of Hutzler Brokerage Agency in Munich. He earned a bachelor of science degree from University of Passau in economics.

ITEM 6.  EXECUTIVE COMPENSATION

     The following table sets forth the compensation received by the Company's President for the last three fiscal years. None of the other officers' compensation packages exceeded $100,000 per year.

                 SUMMARY COMPENSATION TABLE <F1>


Name and Principal               Annual Compensation
Position                 Year           Salary
----------------------------------------------------
William H. Corley, Jr.   1998           $50,750
CEO, President and       1997            71,023
Director                 1996             8,750

<F1> All columns which are inapplicable have been removed.


OPTIONS/SAR GRANTS

     There were no stock options or stock appreciation rights granted to the chief executive officer during the last fiscal year.

AGGREGATED OPTION/SAR EXERCISES AND FISCAL YEAR END
OPTION/SAR VALUE TABLE

     Not applicable.

LONG TERM INCENTIVE PLANS

     There are no long term incentive plans in effect and therefore no awards have been given to any executive officer in the past year.

COMPENSATION OF DIRECTORS

     The Company pays no fees to members of the Company's Board of Directors for the performance of their duties as directors.
The Company has not established committees of the Board of Directors.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN
CONTROL ARRANGEMENTS

     The Company has executed employment contracts with its Chief Executive Officer, its Chief Operating Officer and its Chief Financial Officer. The contracts, which are attached to this registration statement as exhibits, are of a general nature for a one year period of time, which may be extended. Following is a summary of the base salary entitled to each officer pursuant to the terms of each agreement.

     Officer                     Position        Base Salary
     ----------------------------------------------------------

     William H. Corley, Jr.       CEO             $75,000
     Michael Graham               COO             $50,000
     P. Jason Ling                CFO             $24,000


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On July 1, 1999, the Company issued to P. Jason Ling, an officer and director of the Company, options to purchase 150,000 shares of common stock at $1.00 per share, vesting 20% per year and expiring ten years from the date of issuance. On July 1, 1999, the Company also issued to Michael Fisher, a director of the Company, options to purchase 200,000 shares of common stock at $1.00 per share, vesting 20% per year and expiring ten years from the date of issuance. The Company is in the process of preparing option agreements to formalize the issuance of such options. Such agreements, when completed and executed, will be filed as an exhibit to this registration statement in a follow up amendment.

     Other than as described above, there have been no material transactions in the past two years or proposed transactions to which the Company has been or proposed to be a party in which any officer, director, nominee for officer or director, or security holder of more than 5% of the Company's outstanding securities is involved.

     The Company has no promoters other than its executive officers and directors. There have been no transactions which have benefitted or will benefit its executive officers and directors either directly or indirectly.

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

ITEM 8.  DESCRIPTION OF SECURITIES

     The Company is presently authorized to issue 100,000,000 shares of common stock, $.01 par value per share. The Company presently has 5,878,000 shares of common stock outstanding. The shareholders of the Company do not have a preemptive right to acquire the Company's unissued shares. There are no provisions, other than the articles and by-laws of the Company and the Florida Business Corporation Act, that govern the voting of the Company's shares. The Company has not to date paid any dividends on its common stock. There are no provisions, other than as may be set forth in the Florida Business Corporation Act, that prohibit or limit the payment of dividends. There are no provisions in the Company's articles or by-laws that would delay, defer or prevent a change in control of the Company.


                             PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

     The Company is voluntarily filing this Registration
Statement on Form 10-SB to obtain listing on the OTC Bulletin
Board, which requires all listed companies to be registered with the SEC under Section 13 or 15(d) of the Securities Exchange Act of 1934 and to be current in its required filings once so registered.

     The Company has no public trading market for its common stock. Although the Company intends to seek a quotation for its common shares on the Over-the-Counter Bulletin Board in the future, there is no assurance the Company will do so, nor is there any assurance that should the Company succeed in obtaining a listing for its securities on the OTC Bulletin Board or on some other exchange, that a trading market for the Company's stock will develop. There are no outstanding options, warrants to purchase, or securities convertible into common equity of the Company outstanding. The Company has not agreed to register any shares of its common stock for any shareholder. There are presently 4,880,000 shares of common stock, which were issued in the acquisition of 1st Discount Brokerage, Corporate Accounting Group, and 1st Discount Insurance by the 1st Internet Group on February 25, 1999, and which may be sold in reliance upon Rule 144 of the Securities Act of 1933.

STOCKHOLDERS

     The are approximately 88 shareholders of record for the Company's common stock.

DIVIDENDS

     To date, the Company has not paid any dividends on its common stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, and other relevant factors. There are no provisions in the Company's articles of incorporation or by-laws that prevent or restrict the payment of dividends. As previously discussed in the Management's Discussion and Analysis section of this registration statement, the Net Capital Rule prohibits payments of dividends, among other things, if the payment will reduce the Company's net capital below a certain level. Dividend payments, if any, would be subject to the provisions of the Florida Business Corporation Act as well.

ITEM 2.  LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened. None of the Company's officers, directors, or beneficial owners of 5% or more of the Company's outstanding securities is a party adverse to the Company nor do any of the foregoing individuals have a material interest adverse to the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

     The Company previously used the accounting services of zum Tobel & Ling, LLP. Although the Company had no disagreements with zum Tobel & Ling, LLP, it changed accounting firms to Sweeney Gates & Co. when the Company hired as its Chief Financial Officer, P. Jason Ling, previously a partner of zum Tobel & Ling, LLP.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     On February 25, 1999, the Company issued an aggregate of 4,880,000 shares of restricted common stock in exchange for all of the issued and outstanding stock in its three subsidiaries. Such shares were issued pursuant to Section 4(2) of the Securities Act of 1933. These securities were issued as follows:
3,604,000 shares to William H. Corley Jr. & Rosa Corley in exchange for one share of Insurance, 1,000 shares of Brokerage and 8,708 shares of Accounting; 640,000 shares to Thomas Doll in exchange for 250 shares of Brokerage; 552,000 shares to Michael Graham in exchange for 6,425 shares of Accounting; 72,000 shares to Steven Donchey in exchange for 1,024 shares of Accounting; and 12,000 shares to Evelyn Hamilton in exchange for 25 shares of Accounting. There were no underwriting discounts or commissions involved in the exchange of these securities. Further, there was no formal acquisition agreement. Each shareholder of Brokerage, Accounting and Insurance executed a subscription letter for the exchange of such stock.

     In April of 1999, the Company sold an aggregate of 998,000 shares of its common stock to a total of 80 investors at a sales price of $1.00 per share pursuant to an exemption from registration provided by Regulation D, Rule 504. These securities were sold for cash. There were no underwriting discounts or commissions involved in the sale of these securities.

     On July 1, 1999, the Company issued options to purchase common stock of the Company to nine of its employees, consisting of options to purchase an aggregate of 425,000 shares at $1.00 per share, vesting 20% per year; options to purchase 150,000 shares at $1.00 per share, vesting immediately; and options to purchase 7,500 shares at $1.50 per share, vesting immediately. All such options expire ten years from the date of issuance and were issued pursuant to Section 4(2) of the Securities Act of 1933.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Subchapter 607.0850 of the Florida Business Corporation Act provides that officers and directors may be indemnified by the Company for any liability incurred by them while acting within the scope of their duties as officers and directors of the Company, except for acts of intentional misconduct or unlawfulness. The Company's by-laws provide that the Company shall indemnify all officers and directors to the fullest extent provided under Florida law. The Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, and is unenforceable.

     The Company's Accounting subsidiary has a Tax Preparers
Error or Omissions Liability Insurance policy. No other E&O insurance policies exist for the Company or its subsidiaries.

                             PART F/S

     The Company's audited financial statements for the years ended December 31, 1998 and 1997 and the Company's unaudited financial statements for the six months ended June 30, 1999 and 1998 required by this Part F/S have been attached to this registration statement as Exhibit 99.0 and is incorporated herein by reference to such financial statements.

     The unaudited condensed, consolidated financial statements presented herein do not include all of the information and note disclosures required by generally accepted accounting principles. These condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto for the years ended December 31, 1998 and 1997. The accompanying financial statements for the period ended June 30, 1999 have not been examined by independent accountants in accordance with generally accepted auditing standards, but in the opinion of management such financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the Company's financial position and results of operations. The results of operations for the six months ended June 30, 1999 may not be indicative of the results that may be expected for the year ending December 31, 1999.

                             PART III

ITEMS 1 AND 2.   INDEX TO EXHIBITS AND DESCRIPTION

Exhibit
Number    Description
-------   -----------------------------------------------------
2.0       Subscription Letter/Exchange of Stock - Corley
2.1       Subscription Letter/Exchange of Stock - Doll
2.2       Subscription Letter/Exchange of Stock - Graham
2.3       Subscription Letter/Exchange of Stock - Donchey
2.4       Subscription Letter/Exchange of Stock - Hamilton
3.0       Articles of Incorporation
3.1       Articles of Amendment to the Articles of Incorporation
3.2       By-Laws
10.0      Employment Agreement-William Corley
10.1      Employment Agreement-Michael Graham
10.2      Employment Agreement-P. Jason Ling
21.0      Subsidiaries of the Registrant
23.0      Consent of Accountants
27.0      Financial Data Schedule
99.0      Financial Statements for the Years Ended
          December 31, 1998 and 1997 (AUDITED) and for the Six Months Ended June 30, 1999 and 1998 (UNAUDITED)



                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            1st Internet Group, Inc.
                            (Registrant)

Date:   9/24/99             By: /s/ WILLIAM H. CORLEY, JR.
                            --------------------------------
                            William H. Corley, Jr.
                            President, CEO and duly
                            authorized officer



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